October 20, 2008

By EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:    Stephen Krikorian

Re:      Google Inc.

Form 10-K for the fiscal year ended December 31, 2007

Filed on February 15, 2008

File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated October 9, 2008 (the “Comment Letter”) relating to the above-referenced filings.

Google is working expeditiously to respond to the Comment Letter. Google respectfully requests an extension of time to respond to the inquiries contained in the Comment Letter. Google currently anticipates submitting a response to the Comment Letter on or before October 31, 2008.

Please do not hesitate to contact me at 650-214-1887 with any concerns you may have regarding the timetable described above. Thank you for your consideration.

Very truly yours,
GOOGLE INC.

/s/ Katherine Stephens
Katherine Stephens
Senior Corporate Counsel

cc:	Mark Fuchs